Exhibit 99.19

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Corporation

Aris Mining Corporation (formerly GCM Mining Corp.) (the Company)

c/o 550 Burrard Street, Suite 2900

Vancouver, British Columbia

V6C 0A3

Item 2	Date of Material Change

September 26, 2022

Item 3	News Release

A news release relating to the material change described herein was disseminated on September 26, 2022 through the services of PRNewswire and subsequently filed on the Corporation’s SEDAR profile at www.sedar.com.

Item 4	Summary of Material Change

On September 26, 2022, the Company and Aris Gold Corporation (Aris Gold) completed the business combination previously announced on July 25, 2022. At closing, the Company was renamed Aris Mining Corporation and Aris Gold amalgamated with 1373945 B.C. Ltd. to form Aris Mining Holdings Corp. (Aris Holdings), which is now a wholly owned subsidiary of Aris Mining.

Item 5	Full Description of Material Change

On September 26, 2022, the Company and Aris Gold completed the business combination previously announced on July 25, 2022. The combined entity has been renamed Aris Mining Corporation and operates several high-grade underground mines at its Segovia Operations and the Marmato Mine, which together produced 230,000 ounces of gold in 2021. Aris Mining also owns two advanced development projects, the Marmato Lower Mine expansion and Toroparu Project, and is the operator and 20% shareholder of the Soto Norte joint venture, a large-scale underground project advancing its environmental permitting.

The Board of Directors and leadership team of Aris Mining are as follows:

Board of Directors		Executive Team
Ian Telfer	Chair	Neil Woodyer	CEO
Daniela Cambone	Director	Doug Bowlby	EVP and CFO
David Garofalo	Director	Richard Thomas	COO
Serafino Iacono	Director	Tyron Breytenbach	SVP, Capital Markets
Peter Marrone	Director	Pamela De Mark	SVP, Technical Services
Hernan Martinez	Director	John Mussett	SVP, Projects
Attie Roux	Director	Ashley Baker	General Counsel and Corp. Secretary
Neil Woodyer	Director	Robert Eckford	Head of Finance
		Meghan Brown	VP, Investor Relations

A new corporate website has been launched at www.aris-mining.com which contains information on Aris Mining’s mines and projects, along with information about the Board of Directors, management team and approach to corporate governance and sustainability.

Transaction and Trading Symbol Updates

At closing, the Company was renamed Aris Mining Corporation and Aris Gold amalgamated with 1373945 B.C. Ltd. to form Aris Holdings, which is now a wholly owned subsidiary of Aris Mining.

Aris Mining now has approximately 136.1 million issued and outstanding common shares, inclusive of the new common shares issued to acquire Aris Gold.

Under the terms of the transaction, each Aris Gold shareholder is entitled to receive 0.5 of an Aris Mining Share for each Aris Gold Share held (the Exchange Ratio). Each Aris Gold warrant and option has been adjusted in accordance with the Exchange Ratio to become exercisable for 0.5 of an Aris Mining Shares in lieu of one Aris Gold Share and are exercisable at their original exercise price.

Qualified Person

The technical information in this report was reviewed and approved by Pamela De Mark, P.Geo, Senior Vice President, Technical Services of Aris Mining, who is a Qualified Person as defined by NI 43-101.

Forward-looking Information

This report contains “forward-looking information” or “forward-looking statements” within the meaning of Canadian securities legislation. All statements included herein are forward-looking, other than statements of historical fact, including without limitation statements relating to the benefits to be derived from the business combination, the introduction of the artisanal small miner program to Marmato and Soto Norte, the prospective opportunities as a combined group, the timing of listing and symbol changes, and the exchange of Aris Gold Shares for Aris Mining Shares. Generally, the forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expected”, or “will continue”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking information and forward-looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward-looking statements, including the risk factors identified in the Joint Management Information Circular dated August 16, 2022 of the Company and Aris Gold and the documents incorporated by reference therein, which is available on SEDAR at www.sedar.com.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims, except as required by applicable securities laws, any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7	Omitted Information

Not Applicable.

Item 8	Executive Officer

Name of Executive Officer:     Ashley Baker, LLB

                                                    General Counsel & Corporate Secretary

Telephone number:                  604.764.5870

Item 9	Date of Report

September 28, 2022

3